UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company (Issuer))
URCHIN MERGER SUB, INC.
a wholly owned subsidiary of
U.S. RENAL CARE, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
252529102
(CUSIP Number of Class of Securities)

Thomas L. Weinberg, Esq.
Senior Vice President and General Counsel
U.S. Renal Care, Inc.
2400 Dallas Parkway, Suite 350
Plano, Texas 75093
(214) 736-2700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$111,378,634	$7,942

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 9,610,373 shares of common stock, par value $0.01 per share, at $11.25 per share. The transaction valuation also includes: (i) the offer price of $11.25 multiplied by 100,000, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer; and (ii) the offer price of $11.25 multiplied by 189,950, the number of derivative securities in the form of shares of restricted stock and restricted stock units that are currently outstanding.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,942
Form or Registration Number:	Schedule TO-T
Filing party:	U.S. Renal Care, Inc. and Urchin Merger Sub, Inc.
Date filed:	April 22, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑     Third-Party Tender Offer Subject to Rule 14d-1
☐     Issuer Tender Offer Subject to Rule 13e-4
☐     Going Private Transaction Subject to Rule 13e-3
☐     Amendment to Schedule 13D Under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Securities and Exchange Commission on April 22, 2010 by (i) Urchin Merger Sub, Inc., a Florida corporation (“Offeror”) and a wholly owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation (“USRC”), and (ii) USRC. The Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Dialysis Corporation of America, a Florida corporation (“DCA”), at a purchase price of $11.25 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Amendment is being filed on behalf of Offeror and USRC. The information set forth in the Offer to Purchase, including the Annexes thereto, and the related Letter of Transmittal, is hereby expressly incorporated by reference herein, and is supplemented by the information specifically provided herein.
     Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Schedule TO.
ITEM 11. ADDITIONAL INFORMATION
Item 11 of the Schedule TO is amended and supplemented by amending and supplementing the information set forth in Sections 13 (Conditions to the Offer) and 16 (Miscellaneous) of the Offer to Purchase as follows:
The following paragraph replaces the penultimate paragraph under the caption “Conditions to the Offer” on page 49:
The foregoing conditions, along with the Minimum Condition, are collectively referred as the “Offer Conditions” in this Offer to Purchase. Immediately prior to 12:00 midnight, New York City time, on the scheduled Expiration Date, USRC and Offeror will make a determination as to whether the Offer Conditions that are to be satisfied as of the scheduled Expiration Date (including the condition relating to DCA’s representations and warranties) have been satisfied. The Offer Conditions are for the sole benefit of USRC and Offeror and (except for the Minimum Condition) may be waived by USRC or Offeror, in whole or in part until the Offer shall have expired, at any time and from time to time, in the sole discretion of USRC and Offeror. The failure by USRC or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time until the Offer shall have expired or been terminated.
The following paragraph replaces the first paragraph under the caption “Miscellaneous” on page 54:
The Offer is being made to all holders of shares of DCA Common Stock. Neither Offeror nor USRC is aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror and USRC become aware of any valid state statute prohibiting the making of the Offer or the acceptance of shares of DCA Common Stock pursuant to the Offer, they will make a good faith effort to comply with the statute. If, after a good faith effort, Offeror and USRC cannot comply with the statute, they will not make the Offer to, nor will they accept tenders from or on behalf of, holders of shares of DCA Common Stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror and USRC by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

U.S. RENAL CARE, INC.
By:	/s/ Thomas L. Weinberg
	Name:	Thomas L. Weinberg
	Title:	Senior Vice President and General Counsel

URCHIN MERGER SUB, INC.
By:	/s/ Thomas L. Weinberg
	Name:	Thomas L. Weinberg
	Title:	Vice President

Dated: May 4, 2010

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Offer to Purchase, dated April 22, 2010*
(a)(2)	Form of Letter of Transmittal*
(a)(3)	Form of Notice of Guaranteed Delivery*
(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(6)	Internal Revenue Service Form W-9*
(a)(7)	Joint Press Release issued by U.S. Renal Care, Inc. and Dialysis Corporation of America, dated April 14, 2010 (incorporated by reference to the Schedule TO-C filed by U.S. Renal Care, Inc. with the Securities and Exchange Commission on April 14, 2010)
(a)(8)	Summary Newspaper Advertisement published in The New York Times on April 22, 2010*
(b)(1)	Debt Commitment Letter, dated as of April 13, 2010, by and between U.S. Renal Care, Inc. and Royal Bank of Canada*
(d)(1)	Agreement and Plan of Merger, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and Dialysis Corporation of America*
(d)(2)	Form of Tender and Voting Agreement, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc., Dialysis Corporation of America and each of the following: Robert W. Trause, Kenneth J. Bock, Joanne Zimmerman, Stephen W. Everett, Daniel R. Ouzts, Andrew J. Jeanneret, Peter D. Fischbein, Thomas K. Langbein, and Thomas P. Carey*
(d)(3)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas K. Langbein*
(d)(4)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas P. Carey*
(d)(5)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Stephen W. Everett*
(g)	Not applicable
(h)	Not applicable

*	Previously filed with the Schedule TO.